Exhibit 99.1

                               AMENDMENT AGREEMENT
                               -------------------



                  This Amendment Agreement ("Amendment Agreement") is made and entered into as of the 19th of May 2004, between Sanofi-Synthelabo, a French societe anonyme ("Sanofi-Synthelabo") and Aventis, a French societe anonyme ("Aventis") for the purposes of amending certain terms of the agreement entered into between the parties hereto on April 25, 2004 (the "Original Agreement").

                  1. Amendment. The parties hereto hereby agree that Schedule 1 (Liquidity for Aventis stock-options) to the Original Agreement shall be amended and replaced by Schedule 1 to this Amendment Agreement. For the avoidance of doubt, all other provisions of the Original Agreement shall not be affected by the terms of this Amendment Agreement.

                  2. Governing Law. This Amendment Agreement shall be governed by and construed in accordance with the laws of France without giving effect to the principles of conflict of law. Any and all disputes arising out of or in connection with this Amendment Agreement shall be submitted in the first instance to the exclusive jurisdiction of the Commercial Court of Paris.






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                  IN WITNESS WHEREOF, each of the undersigned has caused this
Amendment Agreement to be duly signed as of the date first above written.


                                  AVENTIS


                                  By:        /s/ IGOR LANDAU
                                      -----------------------------------------
                                      Name:  Igor Landau
                                      Title: Chairman of the Management Board

                                  SANOFI-SYNTHELABO


                                  By:       /s/ JEAN-FRANCOIS DEHECQ
                                     -------------------------------------------
                                     Name:  Jean-Francois Dehecq
                                     Title: Chairman and Chief Executive Officer


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                                   SCHEDULE 1
                       LIQUIDITY FOR AVENTIS STOCK-OPTIONS



The liquidity mechanism described below shall be offered by Sanofi-Synthelabo in the form of a joint letter with Aventis to be dispatched by mail within 30 days of the publication of the results of the French Offer. This offer of liquidity mechanism will remain open for acceptance until 31 March 2005.

The objective of this liquidity mechanism is to enable the Aventis, RPR or Hoechst stock option holders not to be affected by the Offers and to benefit from its terms once the stock options will be exercised without undue cost to the holders, Sanofi-Synthelabo and Aventis, RPR or Hoechst.

For the avoidance of doubt, if (i) any particular situation would not be properly covered by the following liquidity mechanism or (ii) the enforcement of any provision of this mechanism turns out to be impossible or significantly detrimental to the stock-option holders, to Aventis or to Sanofi-Synthelabo with regard to securities or company or tax laws, a specific alternative solution will be fairly determined between Aventis and Sanofi-Synthelabo
*

Sanofi-Synthelabo will offer all Aventis, RPR or Hoechst Stock Option holders a liquidity agreement, the main terms and conditions of which will be the following (such terms and conditions to be detailed in good faith in the liquidity agreement):

                o Undertaking by Sanofi-Synthelabo to exchange the Aventis shares purchased or subscribed for pursuant to the exercise of Stock Options, whether before or after the close of the Offer, under the following terms :

                  (i) the exchange of shares shall take place only in the case where (x) the Aventis shares are no longer listed on the Euronext Paris or Frankfurt or New York Stock Exchange,
                       (y) Sanofi-Synthelabo owns more than 90% of Aventis outstanding ordinary shares or (z) the average daily volume of Aventis shares traded on Euronext Paris during any twenty trading day period is less than 1,000,000 shares;

                  (ii) the exchange of shares shall take place (a) at the
                       holder's request, at any time during the "Liquidity Period". The Liquidity Period shall be the period during which the holder is entitled to exercise his Options under the terms of the relevant options scheme, but starting, as the case may be, at the end of the period when the exercise of the liquidity agreement will not create any negative tax or social charges for a company of the Sanofi Synthelabo group (the "Restricted Period"), plus any additional waiting period required by law to get the full tax benefit(1)(such Liquidity Period being adjusted, for Option Shares funded from employees saving plans (PEE), as corresponding to a period of six month following the expiry of


--------
1 For French option holders, this refers to a waiting period for options granted since April 27, 2000 of 2 years following the latest of (i) the expiry of the holding period of 4 years following the grant of the options and (ii) the exercise date of the option.

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                       the specific tax and social security holding period
                       applicable to PEE) or (b) at the latest, by the expiry of the Liquidity Period ;

                  (iii)the exchange ratio of Aventis shares to Sanofi-Synthelabo shares will be 1.1739 Sanofi-Synthelabo shares for each Aventis share, subject to adjustment in case of any event affecting the share capital or net equity of Aventis
                       (to the extent this adjustment is already provided for in the existing Aventis/RPR/Hoechst Stock Option plans, it being understood that Sanofi-Synthelabo will consider appropriate adjustments not provided for in the existing Aventis/RPR/Hoechst Stock Option Plans, and that such adjustments will not be less favourable than the adjustments provided for in the Sanofi-Synthelabo Stock Option Plans) or Sanofi-Synthelabo following the close of the Offer such as (but not limited to) those transactions defined by article L. 225-181 of the French Commercial Code, or a split or a distribution of assets or of an extraordinary dividend to the shareholders of Aventis or Sanofi-Synthelabo, in each case so that the economic balance of the liquidity agreement be maintained for the holders; any difficulty in applying the adjustment will be resolved by an independent expert;

                  (iv) for the avoidance of doubt, the beneficiaries of the
                       liquidity agreement shall agree not to exercise their stock options during the Restricted Period.

                o Undertaking to pay fractions (rompus) of Option Shares on the same basis;

                o Undertaking to pay the equivalent of the Option Shares in cash as determined in accordance with the above principles (for an amount equal to the market price of the Sanofi-Synthelabo shares that would have been exchanged) on the same basis where the applicable regulations of the residence of the relevant Stock Option holders prohibits the delivery of Sanofi-Synthelabo shares against Aventis shares, except where such payment would be legally prohibited or would create material adverse tax or social charges for companies of the Sanofi-Synthelabo group;

                o In case of a merger of Aventis into Sanofi-Synthelabo or a company of Sanofi-Synthelabo's group, assumption by the absorbing company of Aventis' obligations in relation with the Options (or, as the case may be, amendment of RPR and Hoechst purchase Options plans) in such a way that the options granted by the absorbing company (or, as the case may be, by RPR or Hoechst) allow the Stock Option holders to acquire or subscribe for shares of the latter based on the merger exchange ratio.

                o In addition, the rights of the holders of Stock Options or
                  Option Shares under the liquidity agreement will be preserved notwithstanding the merger with a company of the Sanofi-Synthelabo group, in such a way that the number of Sanofi-Synthelabo shares they will receive in exchange for their shares in the absorbing company remains equal to the number of Sanofi-Synthelabo shares they would have received if the merger had not taken place.

                  In the particular case of a merger of Aventis into Sanofi-Synthelabo, if the merger exchange ratio is less favorable than the ratio of the subsidiary exchange branch of the Offer, the deficiency will be compensated by an

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                  allocation of new stock options or alternatively, if such
                  grant of options would create material adverse legal or tax consequences, Sanofi-Synthelabo shares;

                o The Stock Option holders expressly consent to their Option
                  Shares funded from employee savings plans (PEE) being excluded, subject to the AMF's approval, from the scope of a public buyout offer (OPR) followed by a compulsory squeeze out
                  (RO) on Aventis, for those Option Shares still under the tax and social security holding period applicable to PEE at the time of the OPR-RO if applicable laws or regulations do not permit a tax neutral roll-over under the RO.




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